Brent B. Siler T: +1 703 456 8058 bsiler@cooley.com	VIA EDGAR AND HAND DELIVERY

October 18, 2013 U.S. Securities and Exchange Commission	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Trevena, Inc. in connection with Registration Statement on Form S-1 (File No. 333-191643)

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler
Ms. Christina De Rosa
Ms. Sasha Parikh
Ms. Mary Mast

RE:	Trevena, Inc.
Registration Statement on Form S-1
Registration No. 333-191643

Ladies and Gentlemen:

On behalf of Trevena, Inc. (the “Company”), please find below supplemental information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

To assist the Staff in its review of the Company’s Registration Statement on Form S-1 (File No. 333-191643) (the “Registration Statement”), the Company supplementally advises the Staff that on the date hereof, Barclays Capital Inc. and Jefferies LLC, the lead underwriters for the Company’s initial public offering and on behalf of the underwriters, advised the Company that, based on current market conditions, they would recommend a preliminary pre-split estimated price range of between $[***] and $[***] per share of the Company’s common stock for the Company’s initial public offering.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

October 18, 2013

Page Two

This preliminary estimate reflects the estimated public offering price of the shares to be sold in the market, which shares will be freely tradable and will not be subject to a lock-up agreement, in contrast with substantially all of the Company’s outstanding stock, and thus does not include any marketability discount.  The range also assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The reverse stock split ratio has not yet been definitively determined, although it is currently anticipated to be approximately 1-for-[***], which would result in a post-split price range of $[***] to $[***] per share.  However, due to the recent volatility in the financial markets and the volatilities evident in the market for recent initial public offering issuers, the price range of the common stock may change. The Company hereby advises the Staff that it intends to file a pre-effective amendment to its registration statement with a preliminary prospectus that will include a bona fide post-split estimated public offering price range prior to the distribution of any preliminary prospectus. This price range will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share.

Based on the preliminary per share estimate provided above, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned initial public offering within the proposed price range, or at all, the Company believes that the recent contemporaneous valuation of its common stock at $1.20 per share as of August 15, 2013, as described in detail on pages 66-67 of the Registration Statement, is consistent with the underwriters’ preliminary estimate.  Specifically, the two IPO scenarios in the Company’s August 15, 2013 valuation that assumed the IPO would occur in the fourth quarter of 2013, which are described in the Registration Statement, one assuming a “high” valuation, which was weighted at a 60% probability (of the overall 50% probability assigned to all the IPO scenarios, with the other 50% assigned to the staying-private scenario), and one assuming a “low” valuation, which was weighted at 25%, yielded per-share valuations of $[***] and $[***], respectively.  Together, these valuations suggest a weighted per-share value of $[***].  These valuations were prior to the application of (i) a discount of approximately 4% to reflect the time value of money for the three-month period from the assumed IPO date back to August 15, 2013 (or 20% on an annualized basis, reflecting the Company’s estimated cost of capital), and (ii) a 10% discount for lack of marketability, which were utilized to determine the PWERM component of the August 15, 2013 valuation.  This weighted IPO-based valuation of $[***] per share is above the top end of the preliminary range estimated by the underwriters (and individually, even the lower valuation is within the range). Accordingly, the Company believes its options were granted at fair value, consistent with the underwriters’ preliminary estimate.

*  *  *  *

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

October 18, 2013

Page Three

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (703) 456-8058 or Jim Fulton at (212) 479-6103.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:                 Maxine Gowen, Ph.D., Trevena, Inc.

Peter N. Handrinos, Latham & Watkins LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM